Exhibit 12.1

The Nasdaq Stock Market, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

Unaudited

	Year Ended December 31,
	2005		2004		2003		2002	2001
Pre-tax income (loss) from continuing operations (less minority interest)	$106,26	2*	$2,553	**	$(66,352	)***	$105,942	$97,542
Add: fixed charges	20,338		11,789		19,042		18,958	9,955

Pre-tax income (loss) before fixed charges	126,600		14,342		(47,310)		124,900	107,497

Fixed charges:
Interest expense	20,338		11,484		18,555		18,488	9,777
Other	—		305		487		470	178

Total fixed charges	20,338		11,789		19,042		18,958	9,955

Preferred stock dividend requirements	3,220		8,354		8,279		—	—

Total combined fixed charges and preferred dividends	$23,558		$20,143		$27,321		$18,958	$9,955

Ratio of earnings to fixed charges	6.22		1.22		(2.48)		6.59	10.80
Ratio of earnings to fixed charges and preferred stock dividends	5.37		0.71		(1.73)		6.59	10.80

*	Includes net costs of $20,000 associated with Nasdaq’s 2005 cost reductions.
**	Includes costs of $62,600 associated with Nasdaq’s 2004 cost reductions.
**	Includes costs of $97,910 associated with Nasdaq’s strategic review in 2003.